August 5, 2008

Mail Stop 4561

Mr. Eugene Sheehy
Chief Executive Officer
Allied Irish Banks, p.l.c.
Bankcentre, Ballsbridge
Dublin 4, Ireland

Re: **Allied Irish Banks, p.l.c.**
Form 20-F for Fiscal Year Ended December 31, 2007
Filed May 7, 2008
File Number: 001-10284

Dear Mr. Sheehy:

We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F, filed May 7, 2008

Provision and allowance for loan losses, page 92

1.   We note your disclosures in this section and on pages 35-36, 94-96 and 99
        regarding the provision and allowance for loan losses, net loans charged off and
        impaired loans. In order to enhance the usefulness of your current disclosures,
        please disclose how the following impacts your allowance movements as it relates
        to the level of nonperforming and impaired loans in the appropriate section of
        future filings:

        •   Particular metrics or coverage ratios that you use in determining the adequacy
            of the allowance for loan losses considering your level of nonperformings
            and/or impaired loans in accordance with IFRS;
        •   Enhanced disclosure detailing the particular facts and circumstances which
            contributed to the individual loan loss provisions by country of operation
            given the relative amount of nonperforming and impaired loans;
        •   Additional disclosure in Note 25 of your financial statements on page 157 to
            define what is the 13 point Group ratings masterscale in the context of a
            "number of bespoke ratings tools which have been calibrated to suit the needs
            of the individual business units;" and
        •   As a related matter, please clearly explain more fully how the ratings
            masterscale is a number of bespoke rating tools which have been calibrated to
            suit the needs of the individual business units is factored into your provision
            and allowance for loan loss determinations.

        In addition, please provide proposed disclosure based on your current Form 20-F
        document.

Note 56. Fair Value of Financial Instruments, page 191

2.   We note your disclosure that fair value is based upon quoted market prices where
        available and that in certain cases, where there are no ready markets, various
        techniques have been used to estimate the fair value of the instruments.
        Specifically, we note reference to option pricing models, financial markets pricing
        models, and market standard revaluation methodologies used to determine fair
        value in your disclosure. In future filings, please revise to disclose the
        assumptions used in each of your valuation models. Please also separately
        disclose the extent to which a particular valuation model is used to value certain

of your asset and liability classes. Refer to paragraph 27 of IFRS 7 and provide us with your proposed disclosure.

3.   As a related matter, we note your references to the use of external pricing services to value your trading portfolio of assets/liabilities, financial investments available for sale, and your derivative financial instruments. Please note that when you refer to an independent valuation specialist you need to disclose the name of the expert and, if your annual report is incorporated by reference into a Securities Act registration statement, include a consent for each individual expert. Please refer to Rule 436(b) of Regulation C.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3492, if you have questions regarding these comments.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant